                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

                                Annual Reports

                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

(Mark One):


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1996.

                                      OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________________________ to ____________________
Commission file number _______________________________

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Rochester Community Savings Bank Employee Investment and Stock Ownership Plan, 235 East Main Street, Rochester, New York 14604.

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: RCSB Financial, Inc., 235 East Main Street, Rochester, New York 14604



                             REQUIRED INFORMATION

         The Rochester Community Savings Bank Employee Investment and Stock Ownership Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1996 and 1995, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as exhibits and incorporated herein by this reference.

4.       EXHIBITS
         --------

Independent Auditors' Report

Statement of Net Assets Available for Benefits at December 31, 1996, with Fund Information

Statement of Net Assets Available for Benefits at December 31, 1995, with Fund Information

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1996, with Fund Information

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1995, with Fund Information

Notes to Financial Statements

Supplemental Schedules:

         1. Item 27a-Schedule of Assets Held for Investment Purposes at December 31, 1996

         2. Item 27d-Schedule of Reportable Transactions for the Year Ended December 31, 1996

Independent Auditors' Consent

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           THE ROCHESTER COMMUNITY SAVINGS
                                           BANK EMPLOYEE INVESTMENT AND
                                           STOCK OWNERSHIP PLAN


                                           ----------------------------------
                                           Paula Dolan, Senior Vice President
                                           and Member of Employee Benefit
                                           Committee, Plan Administration

Dated:   _________________, 1997

                              ROCHESTER COMMUNITY
                        SAVINGS BANK EMPLOYEE INVESTMENT
                           AND STOCK OWNERSHIP PLAN

                      Financial Statements and Schedules

                          December 31, 1996 and 1995

                  (With Independent Auditors' Report Thereon)

                        ROCHESTER COMMUNITY SAVINGS BANK
                         EMPLOYEE INVESTMENT AND STOCK
                                OWNERSHIP PLAN

                                     Index

                                                                           Page

Independent Auditors' Report                                                1

Statement of Net Assets Available for Benefits at December 31, 1996,

    with Fund Information                                                   2

Statement of Net Assets Available for Benefits at December 31, 1995,

    with Fund Information                                                   3

Statement of Changes in Net Assets Available for Benefits for the

    Year Ended December 31, 1996, with Fund Information                     4

Statement of Changes in Net Assets Available for Benefits for the

    Year Ended December 31, 1995, with Fund Information                     5

Notes to Financial Statements                                            6-12

Supplemental Schedules:

    1.   Item 27a - Schedule of Assets Held for Investment Purposes at
         December 31, 1996                                                 13

    2.   Item 27d - Schedule of Reportable Transactions for the Year

         Ended December 31, 1996                                           14

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

  The Human Resources Committee of
      the Board of Directors of
      The Rochester Community Savings Bank:

  We have audited the accompanying statements of net assets available for benefits, with fund information of The Rochester Community Savings Bank Employee Investment and Stock Ownership Plan (Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits, with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

  Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1996 and reportable transactions for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

  /s/ KPMG Peat Marwick LLP


  Rochester, New York

  June 9,1997

             ROCHESTER COMMUNITY SAVINGS BANK EMPLOYEE INVESTMENT
                           AND STOCK OWNERSHIP PLAN

     Statement of Net Assets Available for Benefits, with Fund Information

                               December 31, 1996

                                                                       Participant Directed
                               -----------------------------------------------------------------------------------------------------

                                                             Fixed          RCSB                     Non-Participant
                                Savings      Equity         Income         Stock       Loan        Directed Stock Fund
                                                                                                ------------------------
                                  Fund        Fund           Fund           Fund       Fund      Allocated   Unallocated    Total
                               ----------  ----------  ----------------  ----------  ---------  -----------  -----------  ----------

Investments at fair value:
 At quoted market price:
           Money market fund   $4,117,258       4,175              332      54,357           -         402        40,307   4,216,831
           Equity fund                  -   9,984,498                -           -           -           -             -   9,984,498
           Fixed income fund            -           -        3,776,955           -           -           -             -   3,776,955
           Common stock of
                RCSB
                Financial,
                Inc.                    -           -                -   9,790,261           -  19,170,908     7,172,193  36,133,362
 At estimated fair value:
           Loans to
            participants                -           -                -           -     932,573           -             -     932,573
                               ----------  ----------  ---------------   ---------   ---------  ----------   -----------  ----------

                Total
                investments     4,117,258   9,988,673        3,777,287   9,844,618     932,573  19,171,310     7,212,500  55,044,219
                               ----------  ----------  ---------------   ---------   ---------  ----------   -----------  ----------


Receivables
 accrued interest and
           dividends               19,143     555,788           34,390         778           -        (385)          195     609,909
                               ----------  ----------  ---------------   ---------   ---------  ----------   -----------  ----------

                Total assets    4,136,401  10,544,461        3,811,677   9,845,396     932,573  19,170,925     7,212,695  55,654,128
                               ----------  ----------  ---------------   ---------   ---------  ----------   -----------  ----------

Liabilities - notes payable
 to Rochester Community Savings
 Bank                                   -           -                -           -           -           -     3,432,785   3,432,785
                               ----------  ----------  ---------------   ---------   ---------  ----------   -----------  ----------


Interfund receivables
 (payables)                       318,085     160,754          (72,992)   (336,094)    228,700    (298,453)            -           -
                               ----------  ----------  ---------------   ---------   ---------  ----------   -----------  ----------


                Net assets
                available
                for benefits   $4,454,486  10,705,215        3,738,685   9,509,302   1,161,273  18,872,472     3,779,910  52,221,343
                               ==========  ==========  ===============   =========   =========  ==========   ===========  ==========

See accompanying notes to financial statements.

              ROCHESTER COMMUNITY SAVINGS BANK EMPLOYEE INVESTMENT
                            AND STOCK OWNERSHIP PLAN

     Statement of Net Assets Available for Benefits, with Fund Information

                               December 31, 1995

                                                            Participant Directed
                                          -------------------------------------------------------
                                                                   Fixed       RCSB
                                            Savings     Equity     Income      Stock       Loan

                                             Fund        Fund       Fund        Fund       Fund
                                          -----------  ---------  ---------  ----------  --------
Investments at fair value:
 At quoted market price:
            Money market fund             $3,736,269      63,086     20,764    141,580         -
            Equity fund                            -   8,202,230          -          -         -
            Fixed income fund                      -           -  3,544,918          -         -
            Common stock of
                  RCSB Financial,
                  Inc.                             -           -          -  8,707,847         -
 At estimated fair value:
            Loans to participants                  -           -          -          -   817,934
                                          ----------   ---------  ---------  ---------   -------
                  Total investments        3,736,269   8,265,316  3,565,682  8,849,427   817,934
                                          ----------   ---------  ---------  ---------   -------

Receivables:
 Accrued interest and
            dividends                         18,860      65,302     25,730        211    11,534
 Participant contributions
            (refundable)                       7,709      19,101      4,085     (6,630)        -
                                          ----------   ---------  ---------  ---------   -------

                  Total assets             3,762,838   8,349,719  3,595,497  8,843,008   829,468
                                          ----------   ---------  ---------  ---------   -------

Due to plan sponsor                                -           -          -          -         -
Notes payable to Rochester
 Community Savings
 Bank                                              -           -          -          -         -
                                          ----------   ---------  ---------  ---------   -------

                  Total liabilities                -           -          -          -         -
                                          ----------   ---------  ---------  ---------   -------

Interfund receivables
 (payables)                                  (48,011)     43,132     13,546      4,053   (12,720)
                                          ----------   ---------  ---------  ---------   -------

                  Net assets available
                   for benefits           $3,714,827   8,392,851  3,609,043  8,847,061   816,748
                                          ==========   =========  =========  =========   =======


                                            Non-Participant
                                          Directed Stock Fund
                                       ------------------------
                                        Allocated   Unallocated    Total
                                       -----------  -----------  ----------
Investments at fair value:
 At quoted market price:
            Money market fund                 639        37,486   3,999,824
            Equity fund                         -             -   8,202,230
            Fixed income fund                   -             -   3,544,918
            Common stock of
                  RCSB Financial,
                  Inc.                 14,821,396     8,111,314  31,640,557
 At estimated fair value:
            Loans to participants               -             -     817,934
                                       ----------     ---------  ----------
                  Total investments    14,822,035     8,148,800  48,205,463
                                       ----------     ---------  ----------

Receivables:
 Accrued interest and
            dividends                        (636)          189     121,190
 Participant contributions
            (refundable)                        -             -      24,265
                                       ----------     ---------  ----------

                  Total assets         14,821,399     8,148,989  48,350,918
                                       ----------     ---------  ----------

Due to plan sponsor                       103,606             -     103,606
Notes payable to Rochester
 Community Savings
 Bank                                           -     4,662,856   4,662,856
                                       ----------     ---------  ----------

                  Total liabilities       103,606     4,662,856   4,766,462
                                       ----------     ---------  ----------

Interfund receivables
 (payables)                                     -             -           -
                                       ----------     ---------  ----------

                  Net assets available
                   for benefits        14,717,793     3,486,133  43,584,456
                                       ==========     =========  ==========

See accompanying notes to financial statements.

             ROCHESTER COMMUNITY SAVINGS BANK EMPLOYEE INVESTMENT
                           AND STOCK OWNERSHIP PLAN

Statement of Changes in Net Assets Available for Benefits, with Fund Information

                          Year ended December 31, 1996

                                                        Participant Directed
                               --------------------------------------------------------------
                                                              Fixed          RCSB                   Non-Participant
                                  Savings        Equity       Income      Stock        Loan       Directed Stock Fund
                                                                                                ------------------------
                                    Fund          Fund         Fund        Fund        Fund     Allocated   Unallocated     Total
                               --------------  -----------  ----------  ----------  ----------  ----------  ------------  ----------

Additions to net assets
 attributable to:
   Investment income:
     Interest and
       dividends                 $  208,310      730,049     267,316     192,708      84,153      332,256      154,329    1,969,121
     Net appreciation
       (depreciation) in
       fair value of
       investments                        -     1,014,490     (37,241)  1,829,737           -    3,508,784    1,298,414    7,614,184

                                  ----------   ----------   ---------   ---------   ---------   ----------   ----------   ----------

                                     208,310    1,744,539     230,075   2,022,445      84,153    3,841,040    1,452,743    9,583,305

                                  ----------   ----------   ---------   ---------   ---------   ----------   ----------   ----------


     Contributions:
       Participants                  342,449    1,334,214     448,034     754,246           -            -            -    2,878,943

       Employer                           -            -           -           -            -      104,659    1,104,311    1,208,970

                                  ----------   ----------   ---------   ---------   ---------   ----------   ----------   ----------

         Total
           contributions            342,449    1,334,214     448,034     754,246           -      104,659    1,104,311    4,087,913
                                  ----------   ----------   ---------   ---------   ---------   ----------   ----------   ----------

       Total additions              550,759    3,078,753     678,109   2,776,691      84,153    3,945,699    2,557,054   13,671,218
                                  ----------   ----------   ---------   ---------   ---------   ----------   ----------   ----------


Deductions from net assets
 attributable to:
   Benefits to participants         259,211    1,032,516     330,311   1,238,265           -    1,696,310            -    4,556,613
   Interest expense                       -            -           -           -           -            -      357,987      357,987
                                  ----------   ----------   ---------   ---------   ---------   ----------   ----------   ----------

       Total deductions             259,211    1,032,516     330,311   1,238,265           -    1,696,310      357,987    4,914,600
                                  ----------   ----------   ---------   ---------   ---------   ----------   ----------   ----------


       Net increase
         (decrease) before
         loan activity
         and transfers              291,548    2,046,237     347,798   1,538,426     (84,153)   2,249,389    2,199,067    8,756,618
                                  ----------   ----------   ---------   ---------   ---------   ----------   ----------   ----------


Loans made                         (105,548)    (274,531)    (91,228)   (219,123)    690,430            -            -            -
Loans repaid                         62,419      130,966      53,545      63,397    (310,327)           -            -            -
   Loans settled on
     participant
     withdrawal                           -            -           -           -    (119,731)           -            -     (119,731)
Allocation of 94,212 shares
  of RCSB Financial Inc.
  common stock, at market                 -            -           -           -           -    1,027,186   (1,027,186)           -
Transfers among funds               491,240      409,692    (180,473)   (720,459)          -      878,104     (878,104)           -
                                  ----------   ----------   ---------   ---------   ---------   ----------   ----------   ----------

                                    448,111      266,127    (218,156)   (876,185)    260,372    1,905,290   (1,905,290)    (119,731)
                                  ----------   ----------   ---------   ---------   ---------   ----------   ----------   ----------


       Net increase
         (decrease)                 739,659    2,312,364     129,642     662,241     344,525    4,154,679      293,777    8,636,887

Net assets available for
  benefits:
    Beginning of year             3,714,827    8,392,851   3,609,043   8,847,061     816,748   14,717,793    3,486,133   43,584,456
                                  ----------   ----------   ---------   ---------   ---------   ----------   ----------   ----------


    End of year                  $4,454,486   10,705,215   3,738,685   9,509,302   1,161,273   18,872,472    3,779,910   52,221,343
                                 ==========   ==========   =========   =========   =========   ==========   ==========   ==========

See accompanying notes to financial statements.

             ROCHESTER COMMUNITY SAVINGS BANK EMPLOYEE INVESTMENT
                           AND STOCK OWNERSHIP PLAN

Statement of Changes in Net Assets Available for Benefits, with Fund Information

                         Year ended December 31, 1995

                                                         Participant Directed
                              ----------------------------------------------------------------
                                                               Fixed         RCSB                   Non-Participant
                                   Savings         Equity      Income      Stock       Loan       Directed Stock Fund
                                                                                                -----------------------
                                    Fund            Fund        Fund        Fund       Fund     Allocated   Unallocated     Total
                              -----------------  ----------  ----------  ----------  ---------  ----------  ------------  ----------

Additions to net assets
  attributable to:
    Investment income:
      Interest and
        dividends                   $  230,121     217,023     253,159     162,496     55,735      168,606      207,630   1,294,770
      Net appreciation
        in fair value of
        investments                          -   2,132,784     286,750   3,228,965          -    5,308,468    2,860,305  13,817,272
                                    ----------   ---------   ---------   ---------   --------   ----------   ----------  ----------

                                       230,121   2,349,807     539,909   3,391,461     55,735    5,477,074    3,067,935  15,112,042
                                    ----------   ---------   ---------   ---------   --------   ----------   ----------  ----------


    Contributions:
      Participants                     360,547     889,754     388,110     701,014          -            -            -   2,339,425
      Employer                               -           -           -           -          -            -    1,455,849   1,455,849
                                    ----------   ---------   ---------   ---------   --------   ----------   ----------  ----------

        Total
          contributions                360,547     889,754     388,110     701,014          -            -    1,455,849   3,795,274
                                    ----------   ---------   ---------   ---------   --------   ----------   ----------  ----------

      Total additions                  590,668   3,239,561     928,019   4,092,475     55,735    5,477,074    4,523,784  18,907,316
                                    ----------   ---------   ---------   ---------   --------   ----------   ----------  ----------


Deductions from net assets
  attributable to:
    Benefits to participants           590,601     678,700     274,797     658,189          -      994,468            -   3,196,755
    Interest expense                         -           -           -           -          -            -      450,836    450,836
                                    ----------   ---------   ---------   ---------   --------   ----------   ----------  ----------

        Total deductions               590,601     678,700     274,797     658,189          -      994,468      450,836   3,647,591
                                    ----------   ---------   ---------   ---------   --------   ----------   ----------  ----------


        Net increase
          (decrease) before
          loan activity
          and transfers                     67   2,560,861     653,222   3,434,286     55,735    4,482,606    4,072,948  15,259,725
                                    ----------   ---------   ---------   ---------   --------   ----------   ----------  ----------


Loans made                             (86,521)   (197,126)   (125,039)   (123,504)   532,190            -            -           -
Loans repaid                            96,785     152,185     130,217     113,620   (492,807)           -            -           -
    Loans settled on
      participant
      withdrawal                             -           -           -           -    (96,445)           -            -     (96,445)
Allocation of 122,476 shares
  of RCSB Financial Inc.
  common stock, at market                    -           -           -           -          -    1,883,068   (1,883,068)          -
Transfers among funds                  (28,497)    192,877     (33,666)   (130,714)         -      245,680     (245,680)          -
                                    ----------   ---------   ---------   ---------   --------   ----------   ----------  ----------

                                       (18,233)    147,936     (28,488)   (140,598)   (57,062)   1,637,388   (1,637,388)    (96,445)
                                    ----------   ---------   ---------   ---------   --------   ----------   ----------  ----------


        Net increase
          (decrease)                   (18,166)  2,708,797     624,734   3,293,688     (1,327)   6,119,994    2,435,560  15,163,280


Net assets available for
  benefits:
    Beginning of year                3,732,993   5,684,054   2,984,309   5,553,373    818,075    8,597,799    1,050,573  28,421,176
                                    ----------   ---------   ---------   ---------   --------   ----------   ----------  ----------


    End of year                     $3,714,827   8,392,851   3,609,043   8,847,061    816,748   14,717,793    3,486,133  43,584,456
                                    ==========   =========   =========   =========   ========   ==========   ==========  ==========

See accompanying notes to financial statements.

             ROCHESTER COMMUNITY SAVINGS BANK EMPLOYEE INVESTMENT
                           AND STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

                          December 31, 1996 and 1995

(1)   Description of the Plan
      -----------------------

      Thefollowing description of The Rochester Community Savings Bank Employee
         Investment and Stock Ownership Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement or Summary Plan Document for a more complete description of the Plan.

      General
      -------

      ThePlan is a defined contribution plan sponsored by Rochester Community
         Savings Bank (the Bank). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees, as defined in the Plan agreement, may elect to participate in the Plan after six months of employment and completion of 1,000 hours of service.

      ThePlan is authorized to borrow money to purchase common stock of RCSB
         Financial Inc. (RCSB), the Bank's parent company. All common stock acquired with the proceeds from such loans is maintained in a suspense account for allocation to participants in accordance with the Plan agreement.

      Contributions
      -------------

      The Bank's contributions to the Plan must be allocated to the Non-Participant Directed stock fund, unless a participant has attained age 55 and elects to have the Bank's contribution allocated to other funds. No portion of Bank contributions allocated to the stock fund may be transferred to another fund until a participant attains age 55.

      Contributions to the Plan are determined as follows:

             Participant contributions are 1% to 16% of the participant's regular base salary, as defined. The participant basic contributions of 1% to 6% can be made on either a before- or after-tax basis. Supplemental contributions of 1% to 10% may also be made by participants on a before- or after-tax basis, subject to IRS limitations.

             Employer matching contributions are equal to 50% of participant contributions up to 6% of regular base salary, as defined, for the first five years of employment and 100% of participant contributions up to 6% thereafter.

             ROCHESTER COMMUNITY SAVINGS BANK EMPLOYEE INVESTMENT
                           AND STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

(1)   Description of the Plan (continued)
      -----------------------

      Participants' Accounts
      ----------------------

      Participants may elect to have their contributions invested in the savings fund, equity fund, fixed income fund, RCSB stock fund or in any combination of such funds. The following is a description of each fund:

         Savings Fund - A liquid asset fund generally invested in savings
         ------------
              accounts and certificates of deposit.

         Equity Fund - Common stocks and other securities expected to present
         -----------
              opportunities for capital appreciation.

         Fixed Income Fund - Obligations of the U.S. Government, its agencies
         -----------------
              and instrumentalities, certificates of deposit, or mutual funds that invest exclusively in such securities.

         RCSB Stock Fund - Common stock of RCSB.
         ---------------

      Participants may elect to transfer their interest between funds up to one time per calendar quarter. Participants who attain age 55 as of the last day of the plan year may transfer, within 90 days after the plan year, all or any portion of their interest in any one or more funds to any other fund.

      Netinvestment income is allocated to participants' accounts on at least a quarterly basis based on the income attributable to the assets held in their respective accounts. Dividends paid to the Plan attributable to the Bank's common stock not allocated to participants, as well as dividends paid to the Plan attributable to allocated shares which were purchased with the proceeds of the ESOP loan, are used to pay principal or interest on the note due the Bank. Dividends from allocated ESOP shares which are used to repay the note are replenished to participant accounts by the employer through the allocation of additional shares.

      Vesting
      -------

      Participants immediately vest in their contributions. Cumulative employer contributions and related income become vested at the rate of 20% per year during the first five years of employment. Upon attaining age 65, retirement, death, full or partial Plan termination, or complete discontinuance of employer contributions to the Plan, participants become 100% vested in the portion of their accounts attributable to employer contributions.

             ROCHESTER COMMUNITY SAVINGS BANK EMPLOYEE INVESTMENT
                           AND STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

(1)   Description of the Plan (continued)
      -----------------------

      Loans to Participants
      ---------------------

      Participants are permitted to borrow from their plan accounts up to 50% of their vested balances to a maximum of $50,000. The loans are repayable over terms from one year to five years and bear interest at a fixed rate. The fixed rates are equal to the Federal Reserve prime rate plus 1% at the time of origination. Participant loans are treated as a transfer from the participant directed accounts into the Loan Fund. Principal and interest payments on the loans are allocated to the Loan Fund and transferred into the Participant Directed accounts based on their current investment allocation elections.

      Payments of Benefits
      --------------------

      Vested benefits are payable in a lump-sum payment or in annuity payments, with the exception of vested benefits in the RCSB stock fund which are payable in shares of RCSB's common stock or a lump-sum payment. Participants may withdraw the vested portion of their account prior to normal retirement (age 65) or disablement upon termination of employment.

      Benefits payable to participants, from net assets available for plan benefits, at December 31, 1996 and 1995 were $1,247,039 and $331,500, respectively, and are not reflected in the accompanying statements of net assets available for benefits.

      Forfeitures
      -----------

      Forfeitures of benefits upon termination are applied to the Bank's matching contribution as a reduction of the contribution.

      Plan Expenses
      -------------

      All operating and administrative expenses of the Plan for the years ended December 31, 1996 and 1995 were paid by the Bank.

(2)   Summary of Significant Accounting Policies
      ------------------------------------------

      Basis of Presentation
      ---------------------

      Thefinancial statements have been prepared on the accrual basis in conformity with generally accepted accounting principles. In preparing these financial statements, the Plan administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities. Actual results could differ from those estimates.

      Investments Held in Trust
      -------------------------

      Key Trust Company of Ohio, N.A. is the trustee for the Plan and manages the Plan's investments portfolio.

      Investments in common stock of RCSB are stated at quoted market prices.
         Investments in the savings, equity and fixed income funds are stated at market value based on the quoted market prices of the underlying securities. Loans to participants are valued at estimated fair value.

             ROCHESTER COMMUNITY SAVINGS BANK EMPLOYEE INVESTMENT
                           AND STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

(2)     Summary of Significant Accounting Policies (continued)
        ------------------------------------------

        Security transactions are accounted for on a trade date basis.

        Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

(3)     Investments
        -----------

        The following table presents the Fair Value of Investments. Investments representing 5% or more of the Plan's Net Assets are separately identified.




                                                    Participant Directed
                                -----------------------------------------------------      Non-Participant
                                                          Fixed      RCSB                      Directed
                                  Savings     Equity      Income     Stock      Loan    -----------------------
At December 31, 1996               Fund        Fund       Fund       Fund       Fund    Allocated   Unallocated     Total
------------------------------  -----------  ---------  ---------  ---------  --------  ----------  -----------  ------------
Investments at fair value as
 determined by quoted
 market price:
  Society National Bank -
    employee benefits
    money market fund;
    4,216,831 shares             $4,117,258      4,175        332     54,357         -         402       40,307   4,216,831 *
  Washington Mutual
    Investors Fund, Inc.;
    406,866 shares                        -  9,984,498          -          -         -           -            -   9,984,498 *
  Bond Fund of America;
    274,688 shares                        -          -  3,776,955          -         -           -            -   3,776,955 *
  RCSB Financial, Inc.
    common stock;
    1,245,978 shares                      -          -          -  9,790,261         -  19,170,908    7,172,193  36,133,362 *
                                -----------  ---------  ---------  ---------  --------  ----------  -----------  ------------

                                  4,117,258  9,988,673  3,777,287  9,844,618         -  19,171,310    7,212,500    54,111,646

Investments at estimated
 fair value:
  Loans to participants                   -          -          -          -   932,573           -            -       932,573
                                -----------  ---------  ---------  ---------  --------  ----------  -----------  ------------

    Total investments at
     fair value                  $4,117,258  9,988,673  3,777,287  9,844,618   932,573  19,171,310    7,212,500    55,044,219
                                ===========  =========  =========  =========  ========  ==========  ===========  ============

  *These investments exceed 5% of the Plan's assets.

             ROCHESTER COMMUNITY SAVINGS BANK EMPLOYEE INVESTMENT
                           AND STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

(3)     Investments (continued)
        -----------


                                                  Participant Directed
                             ---------------------------------------------------------
                                                       Fixed       RCSB                    Non-Participant
                                Savings     Equity     Income      Stock       Loan            Directed
At December 31, 1995             Fund        Fund       Fund       Fund        Fund     Allocated   Unallocated    Total
---------------------------  ------------  ---------  ---------  ---------  ----------  ----------  -----------  ----------
Investments at fair value
 as
 determined by quoted
 market price:
  Society National Bank -
    employee benefits
    money market fund;
    3,999,824 shares           $3,736,269     63,086     20,764    141,580           -         639       37,486   3,999,824  *
  Washington Mutual
    Investors Fund, Inc.;
    373,337 shares                      -  8,202,230          -          -           -           -            -   8,202,230  *
  Bond Fund of America;
    255,397 shares                      -          -  3,544,918          -           -           -            -   3,544,918  *
  RCSB Financial, Inc.
    common stock;
    1,332,233 shares                    -          -          -  8,707,847           -  14,821,396    8,111,314  31,640,557  *
                             ------------  ---------  ---------  ---------  ----------  ----------  -----------  ----------
                                3,736,269  8,265,316  3,565,682  8,849,427           -  14,822,035   8,148,800   47,387,529

Investments at estimated
 fair value:
  Loans to participants                 -          -          -          -    817,934            -           -     817,934
                             ------------  ---------  ---------  ---------  ----------  -----------  ----------   ---------

    Total investments
     at fair value             $3,736,269  8,265,316  3,565,682  8,849,427     817,934  14,822,035    8,148,800  48,205,463
                             ============  =========  =========  =========  ==========  ==========  ===========  ==========

  *These investments exceed 5% of the Plan's assets.

   The Plan's investments (including investments bought, sold, as well as held during the year) appreciated in value by $7,614,184 and $13,817,272 for the years ended December 31, 1996 and 1995, respectively, as follows:


                                                              Participant Directed
                                -----------------------------------------------------------------
                                                                   Fixed       RCSB                  Non-Participant
        Year Ended               Savings          Equity          Income      Stock      Loan            Directed
      December 31, 1996            Fund            Fund             Fund       Fund       Fund     Allocated  Unallocated    Total
------------------------------  ----------  -------------------  ----------  ---------  ---------  ---------  ----------- ----------
Investments at fair value as
 determined by quoted
 market price:
  Washington Mutual
    Investors Fund, Inc.        $        -     1,014,490                -           -          -          -            -  1,014,490
  Bond Fund of America                   -             -          (37,241)          -          -          -            -    (37,241)
  Common Stock of
   Rochester
   Community Savings
   Bank                                  -             -                 -   1,829,737          -  3,508,784  1,298,414    6,636,935
                                 ---------    ----------        ----------   ---------   --------  ---------  ---------    --------
                                $       -      1,014,490           (37,241)  1,829,737          -  3,508,784  1,298,414    7,614,184
                                 =========    ==========        ==========   =========   ========  =========  =========   ==========

             ROCHESTER COMMUNITY SAVINGS BANK EMPLOYEE INVESTMENT
                           AND STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

(3)     Investments (continued)
        -----------




                                           Participant Directed
                               ----------------------------------------------------------------
                                                                  Fixed       RCSB                   Non-Participant
  Year Ended                   Savings            Equity          Income      Stock      Loan           Directed
December 31, 1995                Fund              Fund            Fund       Fund       Fund     Allocated   Unallocated    Total
---------------------------  ------------  --------              ---------  ---------  ---------  ----------  -----------  ---------
Investments at fair value
 as
 determined by quoted
 market price:
   Washington Mutual
     Investors Fund, Inc.    $          -   2,132,784                      -          -          -           -         -  2,132,784
   Bond Fund of America                 -          -                 286,750          -          -           -         -    286,750
   Common Stock of
    RCSB Financial,
    Inc.                                -           -                     -   3,228,965          -  5,308,468  2,860,305 11,397,738
                              -----------   ----------             --------   ---------    -------- ---------  ---------- ----------
                              $        -    2,132,784               286,750   3,228,965          -  5,308,468  2,860,305  13,817,272
                              ===========   ==========             ========   =========    ======== =========  ========== =========



(4)   Common Stock of RCSB Financial, Inc.
      ------------------------------------

      Effective September 1, 1995, RCSB Financial, Inc. was established as a holding company for Rochester Community Savings Bank. Under the plan of reorganization, all outstanding common stock of the Bank was converted into RCSB common stock on a one-for-one basis. The Plan purchased common stock of RCSB using the proceeds of a borrowing from the Bank (note 7). All common stock acquired with the proceeds from the borrowing is maintained in a suspense account for allocation to participants in accordance with the Plan agreement. As the Plan makes each payment of principal, an appropriate percentage of stock is allocated to eligible participants' accounts in accordance with the Plan agreement.

      At December 31, 1996 and 1995, allocated and unallocated shares of common stock in the non-participant directed fund of the Plan amounted to:



                                    1996                                 1995
                                 -----------                          -----------
                     Allocated   Unallocated    Total     Allocated   Unallocated    Total

Number of shares        661,066      247,317     908,383     624,059      341,529     965,588
Fair value          $19,170,908    7,172,193  26,343,101  14,821,396    8,111,314  22,932,710


(5)   Obligation for Plan Contributions
      ---------------------------------

      TheBank is obligated to contribute to the Plan as provided by the Plan agreement. The amount contributed in any plan year will at least equal, when aggregated with dividends on unallocated shares of common stock, the amount necessary to amortize loans originated to purchase common stock of RCSB as discussed in Note 7.

             ROCHESTER COMMUNITY SAVINGS BANK EMPLOYEE INVESTMENT
                           AND STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

(6)   Termination of the Plan
      -----------------------

      Although the Bank has not expressed any intent to do so, it may terminate the Plan at any time. In the event the Plan is terminated, partially terminated or there is a complete discontinuance of Bank contributions to the Plan, participants will become fully vested in their accounts and their accounts will be paid to them as provided by the Plan agreement.

(7)   Notes Payable
      -------------

      The notes payable to the Bank represent loans to the Plan to purchase shares of common stock of RCSB for the account of the Plan. The notes are to be repaid in equal quarterly payments of $261,215, including interest at 6.8% through August 31, 2000. Advances are secured by unallocated shares of common stock of the Bank purchased on account of the Plan.

(8)   Income Tax Status
      -----------------

      The Plan obtained its latest determination letter dated April 1, 1997, in which the Internal Revenue Service stated that the Plan and the underlying trust, as designed, qualify under the applicable provisions of the Internal Revenue Code. The Plan Administrator believes the Plan, as operated, is exempt from federal income taxes.

      As long as the plan continues to be qualified under present federal income tax laws and regulations, participants will not be taxed on Bank contributions or on investment earnings on such contributions at the time such contributions and investment earnings are received by the trustee, but may be subject to tax thereon at such time as they receive distributions under the plan.

 (9)  Subsequent Events
      -----------------

      Subsequent to the Plan year end, the Company formally announced its intention to merge with another financial institution. The impact of this merger on the Plan is not known.

                                                                      Schedule 1
                                                                      ----------

             ROCHESTER COMMUNITY SAVINGS BANK EMPLOYEE INVESTMENT
                           AND STOCK OWNERSHIP PLAN

          Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1996



----------------------------------------------------------------------------------------------------
(a)  (b) Identity of issuer,        (c) Description of investment,     (d)   Cost     (e) Current
         borrower, lessor, or           including maturity date,                           value
         similar party                  rate of interest,
                                        collateral, and par or
                                        maturity value
----------------------------------------------------------------------------------------------------
 *   Employee Benefits Money
         Market Fund - Society      4,216,831 shares                   $   4,216,831  $ 4,216,831
         National Bank
----------------------------------------------------------------------------------------------------
     Washington Mutual Investors
         Fund, Inc.                 406,866 shares                       7,306,208     9,984,498
----------------------------------------------------------------------------------------------------
     Bond Fund of America           274,688 shares                       3,819,308     3,776,955
----------------------------------------------------------------------------------------------------
 *   RCSB Financial, Inc.           1,245,978 shares                    12,957,983    36,133,362
----------------------------------------------------------------------------------------------------
 *   Participant Loans              Interest rates - 7.00% - 10.00%        932,573       932,573
                                    with maturity dates through 2002
----------------------------------------------------------------------------------------------------

*  The person named is a party-in-interest.

                                                                      Schedule 2
                                                                      ----------

                  ROCHESTER COMMUNITY SAVINGS BANK EMPLOYEE INVESTMENT
                                AND STOCK OWNERSHIP PLAN

                     Item 27d - Schedule of Reportable Transactions

                          For the Year Ended December 31, 1996


-------------------------------------------------------------------------------------------------------
(a) Identity of      (b) Description of asset     (c) Purchase  (d) Selling (e) Lease  (f) Expense
    party involved       (include interest rate       price         price       rental     incurred
                         and maturity in case                                              with
                         of a loan)                                                        transaction
-------------------------------------------------------------------------------------------------------
Society National     Sale of 2,260,474 shares
    Bank                 of Employee Benefits               -   6,369,443       -             -
                         Money Market Fund
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Society National     Purchase of 2,201,563
    Bank                 shares of Employee         6,586,450           -       -             -
                         Benefits Money Market
                         Fund
-------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------
                                                      (g) Cost of  (h)  Current     (i) Net
                                                          asset         value of        gain or
                                                                        asset on        (loss)
                                                                        transaction
                                                                        date
-------------------------------------------------------------------------------------------------
Society National     Sale of 2,260,474 shares
    Bank                 of Employee Benefits         6,369,443       6,369,443          -
                         Money Market Fund
-------------------------------------------------------------------------------------------------
Society National     Purchase of 2,201,563
    Bank                 shares of Employee           6,586,450               -          -
                         Benefits Money Market
                         Fund
-------------------------------------------------------------------------------------------------

                         Independent Auditors' Consent
                         -----------------------------



The Board of Directors
RCSB Financial, Inc.:


We consent to incorporation by reference in the Registration Statement (No. 33-96490) on Form S-8 of RCSB Financial, Inc. of our report dated June 9, 1996, relating to the statements of net assets available for benefits of the Rochester Community Savings Bank Employee Investment and Stock Ownership Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years ended December 31, 1996 and 1995, and the related schedules as of and for the year ended December 31, 1996, which report appears in the December 31, 1996 Annual Report on Form 11-K of RCSB Financial, Inc.





Rochester, New York
June 26, 1997